

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2013

Via Email
Troy Alstead
Chief Financial Officer
Starbucks Corporation
2401 Utah Avenue South
Seattle, WA 98134

> **Re: Starbucks Corporation**
> **Form 10-K for Fiscal Year Ended September 30, 2012**
> **Filed November 16, 2012**
> **File No. 000-20322**

Dear Mr. Alstead:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your documents in future filings and providing any requested information. If you do not believe our comments applies to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2012

Notes to Consolidated Financial Statements
Note 1: Summary of Significant Accounting Policies
Reclassifications
Change in shared service allocations, page 62

1. In the Form 8-K filed on January 12, 2012 you initially disclosed that effective at the beginning of fiscal 2012 you reclassified certain indirect overhead costs previously reported in segment level financial results to unallocated corporate expenses within "other" as presented in the "Segment Reporting" note to the financial statements. In the Form 8-K filed on January 29, 2013 you disclose that effective at the beginning of fiscal 2013 you reclassified certain general and administrative and depreciation and amortization expenses previously reported as unallocated corporate expenses within "other" to segment level financial results. Applicable prior periods have been recast for both reclassifications. Please explain to us in further detail (i) the distinction between the two reclassifications and (ii) the reason for the timing of the two reclassifications 12 months apart.

Note 17. Segment Reporting, page 85

2. Consistent with your disclosure in this note and note 1 referred to above, we expected the amounts reported here as operating loss for "other" for fiscal 2011 and 2010 after the reclassification effective at the beginning of fiscal 2012 would differ from the amounts previously reported by the amount of the respective adjustments to "general and administrative expenses" indicated in note 1. That is, fiscal 2011 operating loss would have increased from that reported in fiscal 2011 by the $113.2 million adjustment to "general and administrative" for fiscal 2011 indicated in note 1, and fiscal 2010 operating loss would have increased from that reported in fiscal 2011 by the $135.1 million adjustment to "general and administrative" for fiscal 2010 indicated in note 1. However, it appears in this segment reporting note that "other" differs from that previously reported by $178.2 million for fiscal 2011 and $224.2 million for fiscal 2010. It is not apparent from your disclosures that "other" was impacted in any other way in connection with the realignment of your organizational structure disclosed in note 1 and this segment reporting note. Please advise and reconcile the difference for us.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Theresa Messinese at 202-551-3307 or Doug Jones at 202-551-3309 if you have questions regarding the comments and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief